UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 000-15637

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SVB FINANCIAL GROUP 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive

Santa Clara, California 95054-1191

Financial Statements and Supplemental Schedule

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2010 and 2009 and for the

Years ended December 31, 2010 and 2009

with Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2010 and 2009 and for the

Years ended December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

SVB Financial Group 401(k) and

Employee Stock Ownership Plan

We have audited the financial statements of the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 24, 2011

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets:
Investments, at fair value	$193,162,630	$159,320,104

Receivables:
Employee Stock Ownership Plan	8,018,666	—
Other employer contributions	199,293	—
Notes receivable from participants	4,165,186	3,439,255
Pending trades due from broker	926	115,612
Accrued income	94	97

Total receivables	12,384,165	3,554,964

Total assets	205,546,795	162,875,068

Liabilities:
Administrative fees payable	18,464	15,994

Total liabilities	18,464	15,994

Net assets available for benefits	$205,528,331	$162,859,074

See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2010	2009
Additions to net assets attributed to:
Investment and other income:
Dividends and interest on investments	$2,324,169	$2,307,867
Interest on notes receivable from participants	193,646	197,678
Net realized and unrealized appreciation in the fair value of investments	23,181,611	34,306,823

Total investment income	25,699,426	36,812,368

Contributions:
Participants	10,274,613	9,420,849
Employee Stock Ownership Plan	8,018,666	—
Employer match	6,502,065	5,452,336
Rollover	1,077,467	418,673

Total contributions	25,872,811	15,291,858

Deductions from net assets attributed to:
Benefits paid to participants	(8,825,065)	(6,716,132)
Administrative fees and other	(77,915)	(60,965)

Total deductions	(8,902,980)	(6,777,097)

Net increase	42,669,257	45,327,129

Net assets available for benefits:
Beginning of year	162,859,074	117,531,945

End of year	$205,528,331	$162,859,074

See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description refers to the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”), as amended from time to time. This description provides only general information. Participants should refer to the Plan document in its entirety for a more complete description of the Plan’s provisions. The Plan document’s terms govern if there are any conflicts with this description.

General

SVB Financial Group is a diversified financial services company, as well as a bank holding company and a financial holding company whose principal subsidiary is Silicon Valley Bank, a California-chartered bank. We are headquartered in Santa Clara, California, and operate through 26 offices in the United States, as well as offices internationally in China, India, Israel and the United Kingdom. In these notes to financial statements, when we refer to “SVB Financial Group,” “SVBFG,” the “Company,” “we,” “our,” “us” or use similar words, we mean SVB Financial Group and all of its subsidiaries collectively, unless the context requires otherwise.

The Plan is a defined contribution plan established by the Company effective as of January 1, 1985. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975(e)(7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration of Plan

Under ERISA, we are the designated administrator of the Plan. Overall management and administration of the Plan is the responsibility of a committee appointed by us. We appointed Fidelity Management Trust Company (“Fidelity”) to act as trustee and custodian of the Plan and Fidelity Institutional Retirement Services Company to act as day-to-day recordkeeper of the Plan.

Plan Year

The Plan year is the twelve-consecutive month period beginning each January 1 and ending December 31.

Eligibility

Employees of the Company and its participating affiliates are eligible to become Plan participants on the first day of hire, so long as they meet certain eligibility requirements, including the minimum age of 18 years.

Contributions

Participants may contribute up to 75% of their eligible pre-tax compensation, up to the maximum of the Internal Revenue Service (“IRS”) annual 401(k) contribution limits of $16,500 in both 2010 and 2009. Participants who have reached age 50 before the close of the Plan year may also make “catch up” contributions of their eligible pre-tax compensation as provided in IRC Section 414(v). The IRS allowed a maximum “catch up” contribution of $5,500 in both 2010 and 2009. Participants may also make rollover contributions of eligible amounts representing distributions from other qualified retirement plans.

We make matching 401(k) contributions as provided in the Plan. We match up to the first 5% of eligible pre-tax compensation that each participant contributes, which vests immediately. Additionally, the Plan provides for a true up matching contribution to be made at the end of the Plan year to ensure that participants who elected to contribute greater than 5% of compensation throughout the Plan year receive the maximum matching contribution. In order to receive a true up matching contribution for any Plan year, a participant must (i) be actively employed by us or our participating affiliate or on an authorized leave of absence on the last business day of the Plan year, (ii) have retired during the Plan year, or (iii) have terminated employment during the Plan year due to death or disability (as defined in the Plan).

The Plan provides for the automatic enrollment of newly hired eligible employees at a rate of 5% of their eligible pre-tax compensation unless they affirmatively elect to decline participation in the Plan or elect to participate at a different rate.

Discretionary Employee Stock Ownership Plan (“ESOP”) contributions and discretionary profit sharing contributions made by us to the Plan in cash are allocated among the Plan participants based upon each participant’s eligible cash compensation (collectively, “Pay”). Such discretionary contributions, which are based on our performance and the approval of the Compensation Committee of our Board of Directors, may range between 0% to 10% of Pay. The discretionary contributions vest based on participants’ years of vesting service as described below under “Vesting.” For the 2010 Plan year, we made a discretionary contribution of 5.8% of Pay, or $8,018,666, which was approved in January 2011 and paid in cash and deposited into the participants’ profit sharing account in February 2011. These contributions were made to eligible participants who were employed as of the end of the Plan year or whose employment terminated during the year by reason of retirement, death or disability. We did not make any discretionary ESOP or profit sharing contributions to the Plan for the 2009 Plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, our contributions and any investment earnings or losses. The allocation of our contributions are based on participant-directed investment allocations, as provided in the Plan. Certain fees may be charged to participant accounts, as provided in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s Plan account.

Vesting

Contributions made by Plan participants and our 401(k) matching contributions plus actual earnings are immediately vested. Vesting in any discretionary ESOP contributions and discretionary profit sharing contributions made by us is based on participants’ years of vesting service, as defined in the Plan, in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than 1	—%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

In addition, a participant’s Plan account becomes fully vested during any Plan year upon his or her attaining the normal retirement age of 62 while employed by us or our participating affiliate, or the termination of his or her employment with us or our participating affiliate due to death or disability or in connection with a certain termination following a change in control event.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested Plan accounts are used first to restore any previously forfeited amounts of rehired participants’ accounts and are then used to pay for the Plan’s administrative expenses or to reduce our future contributions to the Plan. Forfeited nonvested accounts totaled $616,100 and $311,057 at December 31, 2010 and 2009, respectively. For 2010, forfeited nonvested accounts were used to reduce our contribution by $504,000, and administrative expenses of $60,781 were paid from the forfeited nonvested accounts. For 2009, forfeited nonvested accounts were not used to reduce our contributions to the Plan, however administrative expenses of $41,922 were paid from the forfeited nonvested accounts.

Investment Options

Participants may direct the investment of their Plan accounts in any of the Plan’s investment options.

Participants may elect to invest in any of the Plan’s investment options in increments of 1% of their total contribution amounts, except that any new contributions allocated to the SVB Financial Group Common Stock Fund are limited to 25% of the amount available for each participant to direct. Earnings or losses on these investments are applied to participants’ accounts as of the end of each trading day. Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by us and Fidelity.

Notes Receivable from Participants

Eligible participants may borrow from the vested portion of their total account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under this Plan. Note transactions are treated as transfers between the investment funds and the notes receivable. Note terms may be up to five years for personal notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear fixed interest at a reasonable rate of interest as determined by the Plan administrator, which provides a return commensurate with the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Interest rates for notes receivable at both December 31, 2010 and 2009 ranged from 4.25% to 9.50%. Notes receivable at December 31, 2010 mature from January 14, 2011 to September 30, 2025. Principal and interest are generally paid ratably through semi-monthly payroll deductions. If a participant terminates employment with us or our participating affiliate, he or she may continue to make loan repayments directly to Fidelity as long as he or she continues to have an account balance under the Plan.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Upon a participant’s termination of employment with us and all of our affiliates, the participant may elect to have his or her vested Plan account balance be paid, as provided under the Plan: (i) in a lump sum or (ii) in the form of an annuity. If the terminated participant’s vested account balance is more than $5,000, the participant generally may leave the account balance in the Plan until he or she elects a form of distribution. If the terminated participant’s vested account balance is between $1,000 and $5,000, we will automatically rollover such amount to an individual retirement account on his or her behalf unless directed otherwise by the participant, in compliance with regulations provided by the Department of Labor. If the vested account balance is $1,000 or less, a distribution payment automatically will be made to the terminated participant in a lump sum termination, unless directed otherwise by the participant.

(2)	Summary of Accounting Policies

The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Financial Statement Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates.

Administrative Expenses

Plan administrative expenses may be paid by the Plan or by us. For the years ended December 31, 2010 and 2009, all administrative expenses were paid by the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the publicly quoted net asset value of shares held by the Plan at year-end. SVBFG common stock is valued based on its quoted closing market price. Money market funds and interest earning cash are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes gains and losses on investments held as well as bought and sold during the year and at year-end.

Payments of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

Participants may invest in various types of investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan also holds investments in SVBFG common stock and accordingly, Plan participants’ accounts that hold shares of SVBFG common stock are exposed to market risk in the event of a significant decline in the value of such stock.

Current Accounting Developments

Impact of adopting Accounting Standard Update (“ASU”) No. 2010-06

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires the addition of new disclosures and clarifies existing disclosure requirements already included in the guidance for fair value measurements. The new disclosures related to significant transfers in and out of Level 1, Level 2 and Level 3 fair value measurements and the reasons for the transfers, as well as the clarification of existing disclosures were adopted as of January 1, 2010. The Plan’s adoption of ASU No. 2010-06 on January 1, 2010 did not have a material effect on the financial statements of the Plan. Please refer to Note 4 - “Fair Value Measurements” for further details.

Impact of adopting ASU No. 2010-25

In September 2010, FASB issued ASU No. 2010-25, Reporting of Participant Loans in Employee Benefit Plan Financial Statements, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment was effective for periods ending after December 15, 2010 and requires retrospective application to all periods presented.

The Plan adopted the amendment for the year ended December 31, 2010 and has reclassified the financial statements for 2009 to reflect the retrospective application. There was no impact to the net assets as of December 31, 2010 and 2009 as a result of the adoption.

(3)	Investments

The following table represents the fair value of the Plan’s investments. Individual investments which exceed 5% of the Plan’s net assets are separately presented for the years ended December 31, 2010 and 2009, respectively.

	December 31,
	2010	2009
Mutual funds:
Fidelity Spartan U.S. Equity Index Fund—Investor Class	$21,983,574	$18,599,150
Fidelity Diversified International Fund K	19,240,618	16,236,409
Fidelity Blue Chip Growth Fund K	15,163,945	12,077,712
Fidelity Mid-Cap Stock Fund K	13,075,337	9,482,288
Wells Fargo Advantage Small Cap Value Fund—Investor Class	12,701,612	9,243,789
Fidelity Equity-Income Fund K	10,621,089	8,736,718
Fidelity Government Income Fund	9,876,323	9,958,829
Other funds individually less than 5% of net assets	42,018,461	30,216,130

Total mutual funds	144,680,959	114,551,025

Common stock:
SVBFG common stock (1)	29,607,629	24,859,122

Money market funds:
Fidelity Retirement Money Market Portfolio	18,266,014	19,482,106
Interest earning cash	608,028	427,851

Total investments	$193,162,630	$159,320,104

(1)	As of December 31, 2010 and 2009, the Plan owned 558,108 shares and 596,285 shares, respectively, of SVBFG common stock with a cost basis of $10,785,758 and $10,979,700, respectively.

For the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments held as well as bought and sold during the year and at year-end) appreciated in value by $23,181,611 and $34,306,823, respectively, as summarized below:

	2010	2009
Net appreciation in the fair value of investments:
Mutual funds	$16,591,104	$24,846,120
SVBFG common stock	6,590,507	9,460,703

Total	$23,181,611	$34,306,823

At December 31, 2010 and 2009, the Plan’s investment in the SVBFG Common Stock Fund included the following underlying assets:

	December 31,
	2010	2009
SVBFG common stock	$29,607,629	$24,859,122
Interest earning cash	608,028	427,851
Pending trades due from brokers	926	115,612
Accrued income	94	97

SVB Financial Group Common Stock Fund	$30,216,677	$25,402,682

(4)	Fair Value Measurements

We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant who holds the assets or owes the liability rather than an entity-specific measure.

There is a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. The three levels for measuring fair value are based on the reliability of inputs and are as follows:

Level 1:	Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to instruments utilizing Level 1 inputs. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Assets utilizing Level 1 inputs include mutual funds, SVBFG common stock, money market funds and interest earning cash.

Level 2:	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

Level 3:	Valuations based on unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions.

There were no transfers between Levels 1, 2 and 3 during the 2010 and 2009 Plan years.

It is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, we use quoted market prices to measure fair value. All of the Plan’s financial instruments use Level 1 measurements to determine fair value adjustments recorded to the Plan’s financial statements.

The Plan’s investments are recorded at fair value on a recurring basis. The following fair value hierarchy table presents information about assets that are measured at fair value on a recurring basis as of December 31, 2010:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Mutual funds:
Small Cap	$15,662,958	$—	$—	$15,662,958
Mid Cap	19,825,617	—	—	19,825,617
Large Cap	50,705,816	—	—	50,705,816
International	19,240,618	—	—	19,240,618
Retirement Income	25,202,968	—	—	25,202,968
Bonds	14,042,982	—	—	14,042,982

Total mutual funds	144,680,959	—	—	144,680,959

Common stock	29,607,629	—	—	29,607,629
Money market funds	18,266,014	—	—	18,266,014
Interest earning cash	608,028	—	—	608,028

Total assets	$193,162,630	$—	$—	$193,162,630

The following fair value hierarchy table presents information about assets that are measured at fair value on a recurring basis as of December 31, 2009:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Mutual funds:
Small Cap	$11,371,066	$—	$—	$11,371,066
Mid Cap	13,930,859	—	—	13,930,859
Large Cap	41,230,594	—	—	41,230,594
International	16,236,409	—	—	16,236,409
Retirement Income	19,272,951	—	—	19,272,951
Bonds	12,509,146	—	—	12,509,146

Total mutual funds	114,551,025	—	—	114,551,025

Common stock	24,859,122	—	—	24,859,122
Money market funds	19,482,106	—	—	19,482,106
Interest earning cash	427,851	—	—	427,851

Total assets	$159,320,104	$—	$—	$159,320,104

(5)	Related Party Transactions

We are the Plan administrator (as designated under the Plan), and we believe that all SVBFG common stock transactions involving the Plan and investments managed by Fidelity, the Plan trustee, custodian and recordkeeper (as defined in the Plan), qualify as exempt party-in-interest transactions.

(6)	Plan Termination

Although we have not expressed any intent to do so, we have the right to terminate the Plan or discontinue contributions, in accordance with the Plan and consistent with the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their ESOP accounts.

(7)	Tax Status

The Plan’s latest favorable determination letter from the IRS was issued on November 20, 2002, in which the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the IRC. The Plan has been amended since the effective date of the latest determination letter from the IRS. In January 2009, we made a request for, and are awaiting the issuance of, a new favorable IRS determination letter on the Plan, as amended.

The Plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC and that the trust, which is the legal entity in which the Plan assets are held, continues to be exempt from federal income and state franchise tax. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2010. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

(8)	Concentration of Investments

The Plan’s investment in shares of the SVBFG common stock represents approximately 14% and 15% of total Plan assets as of December 31, 2010 and 2009, respectively.

(9)	Subsequent Events

We have evaluated all material subsequent events and determined there are no events other than those discussed above that require disclosure.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

EIN: 91-1962278, Plan # 001

December 31, 2010

Issuer	Description of Investment	Number of Shares	Current Value
	Mutual funds:
* Fidelity	Spartan U.S. Equity Index Fund—Investor Class	494,235	$21,983,574
* Fidelity	Diversified International Fund K	638,799	19,240,618
* Fidelity	Blue Chip Growth Fund K	334,450	15,163,945
* Fidelity	Mid-Cap Stock Fund K	453,690	13,075,337
* Fidelity	Equity-Income Fund K	240,079	10,621,089
* Fidelity	Government Income Fund	946,915	9,876,323
* Fidelity	Freedom K Income Fund	100,691	1,150,898
* Fidelity	Freedom K 2000 Fund	28,632	331,849
* Fidelity	Freedom K 2005 Fund	4,041	50,269
* Fidelity	Freedom K 2010 Fund	198,660	2,519,004
* Fidelity	Freedom K 2015 Fund	102,812	1,307,762
* Fidelity	Freedom K 2020 Fund	331,218	4,368,770
* Fidelity	Freedom K 2025 Fund	212,646	2,849,453
* Fidelity	Freedom K 2030 Fund	356,265	4,845,198
* Fidelity	Freedom K 2035 Fund	171,073	2,357,391
* Fidelity	Freedom K 2040 Fund	242,659	3,363,254
* Fidelity	Freedom K 2045 Fund	79,585	1,111,006
* Fidelity	Freedom K 2050 Fund	67,626	948,114
Wells Fargo	Advantage Small Cap Value Fund - Investor Class	389,979	12,701,612
PIMCO	Low Duration Fund - Administrative Class	401,026	4,166,659
Franklin	Small-Mid Cap Growth Fund - Class A	110,385	4,118,449
American Century	Small Company Fund - Investor Class	378,689	2,961,346
Goldman Sachs	Mid Cap Value Fund - Class A	73,310	2,631,831
Hotchkis & Wiley	Large Cap Value Fund - Class I	103,297	1,689,945
Legg Mason Partners	Aggressive Growth Fund - Class A	11,250	1,247,263

	Total mutual funds		144,680,959

	Common stock:
* SVB Financial Group	SVB Financial Group	558,108	29,607,629

	Money market funds:
* Fidelity	Fidelity Retirement Money Market Portfolio	18,266,014	18,266,014
* Fidelity	Interest earning cash—average interest rate of 0.02%	608,028	608,028

	Notes receivable from participants:
* Participant	378 notes with interest ranging from 4.25% to 9.50% and maturity dates ranging from January 14, 2011 to September 30, 2025		4,165,186

	Total investments		$197,327,816

*	Denotes party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

	By:	SVB Financial Group,
as Plan administrator

Date: June 24, 2011		By:	/s/ KAMRAN HUSAIN
		Name:	Kamran Husain
		Title:	Chief Accounting Officer and Principal Accounting Officer

Date: June 24, 2011		By:	/s/ CHRIS EDMONDS-WATERS
		Name:	Chris Edmonds-Waters
		Title:	Head of Human Resources

Index to Exhibit

Exhibit No.	Description	Filed Herewith
23.1	Consent of Mohler, Nixon & Williams, independent registered public accounting firm	X